UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

NOTIFICATION OF LATE FILING             SEC FILE NUMBER: _____________


[X]Form 10-K [ ]Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and 10-QSB
[ ]Form N-SAR

For Period Ended: March 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

	Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

 Full Name of Registrant

         Centurion Gold Holdings, Inc.

 Former Name if Applicable

         Golf Product Technologies, Inc.

 Address of Principal Office (Street and Number)

         2nd Floor, West tower, Sandton Square, cnr. Maude and 5th Streets

 City, State and Zip Code

         Sandton, 2146 South Africa

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a)	The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense.

[X] (b)	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)	The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is unable to file its Form 10-KSB for the year ended March 31, 2004 without unreasonable expense and effort due to its inability to complete the compilation of all necessary financial information and review the financial information with its independent auditor and outside counsel. For the year ended March 31, 2004, the Company expects to report revenue of $502,896. Cost of mining is expected to equal $ 1,638,245 for the 2004 fiscal year. During 2003, the Company was in the development stage and had minimal operations and expenses

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Andrew Dale Paul        +27(11)         881-5563
----------------      -----------    ------------------
Name                  (Area Code)    (Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	[X] Yes		[ ] No

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

	[] Yes		[] No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                        CENTURION GOLD HOLDINGS, INC.
----------------------------------------------------------------------
                 (Name of registrant as specified in charter)





Dated: June 30, 2004        		By: /s/ Arthur Johnson
      --------------                       -------------------
                                                Arthur Johnson
                                                President